UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

 Petrobras on pieces of news in the media

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Rio de Janeiro, May 31, 2023 - Petróleo Brasileiro S.A. – Petrobras, regarding the news published in the media, informs that the information that it expects to obtain the environmental license to drill a well in the FZA-M-059 block in up to six months is not true.

On May 25, the company filed a request with the Brazilian Institute for the Environment and Renewable Natural Resources (Ibama) to reconsider the decision to deny the environmental license to drill a well in block FZA-M-059, located offshore, about 175 km off the coast of Amapá and 560 km from the mouth of the Amazon River. The objective is to verify the presence of oil in deep waters at a depth of approximately 3,000 meters. The mapping (subsurface imaging) at the location to be drilled confirmed that there is no sensitive area in the 500-meter radius of the well location.

Petrobras remains committed to developing the Equatorial Margin, Brazil's new energy frontier, which encompasses five offshore basins between Amapá and Rio Grande do Norte. In this sense, the company has been making every effort to obtain this drilling license in block FZA-M-059, where it pledges to operate safely and with total respect and care for the environment and for the region's population.

Petrobras reaffirms that it is prepared to carry out its activities in the Equatorial Margin with full responsibility, where it intends to employ all of its operational knowledge and the technologies required to ensure a safe operation. Making a just energy transition in a balanced manner is the biggest challenge of all companies in the sector today.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 31, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer